SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Subsidiary Name Change”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 18, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

May 18, 2011

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en

Announcement Regarding Subsidiary Name Change

TOKYO, Japan – May 18, 2011 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that its subsidiary ORIX Trust and Banking Corporation (hereinafter “OTB”) resolved to change its name at the Board of Directors meeting held May 18, 2011, under the condition of approval by the Financial Services Agency. The name change is scheduled for approval at OTB’s Annual General Meeting of Shareholders’ held next month.

1.	Subsidiary Outline

(1) Name	ORIX Trust and Banking Corporation
(2) Address	3-22-8 Shiba, Minato-ku, Tokyo
(3) Representative Name and Title	Akio Ushio, President
(4) Business Activities	Trust & Banking Services
(5) Capital	45 billion yen

2.	New Company Name

ORIX Bank Corporation

3.	Purpose of the Change

Since joining the ORIX Group in 1998, OTB has been diversifying its business from trust services to include services such as mortgage loans for retail customers and corporate lending. With deposits having surpassed the 1 trillion yen mark this year, OTB aims for further growth under its new name.

4.	Scheduled Date of Change

Saturday, October 1, 2011

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, trust and banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2010 – March 31, 2011.”

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